FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number 001-31269

ALCON, INC.
(Translation of registrant’s name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:                                                               Form 20-F x                                         Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                                                                    Yes  _                                                      No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Incorporation by Reference This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

        The annual general meeting of the shareholders of Alcon, Inc. was held on April 27, 2004 in Zug, Switzerland. At the meeting the shareholders approved the following items proposed for their consideration:

1.     The 2003 Annual Report and Accounts of Alcon, Inc. and the 2003 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries.

2.     A dividend of CHF 0.72 per share to be paid on May 14, 2004, to shareholders of record on May 3, 2004, at the time and in the manner proposed.

3.     Discharge of the members of the Board of Directors of Alcon, Inc. for the financial year 2003.

4.     Re-election of Dr. Werner J. Bauer, Francisco Castañer and Lodewijk J.R. de Vink to the Board of Directors for three-year terms of office.

5.     Re-election of KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, Switzerland as Group and Parent Company Auditors for a one-year term of office.

6.     Re-election of Zensor Revisions AG, Zug, Switzerland as special auditors for a one-year term of office.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc. (Registrant)
Date April 27, 2004	By /s/ Guido Koller Name: Guido Koller Title: Senior Vice President
Date April 27, 2004	By /s/ Stefan Basler Name: Stefan Basler Title: Attorney-in-Fact